Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

CHANGE IN BOARD OF DIRECTORS
Retirement of CEO and internal appointment of CEO designate

Johannesburg, 13 February 2025: In compliance with paragraph 3.59 of the Listing Requirements of the JSE, stakeholders of Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) are hereby notified that Neal Froneman will retire as Chief Executive Officer (CEO) and executive director of the Group, effective 30 September 2025. Richard Stewart, currently Chief Regional Officer: Southern Africa region (CRO SA region), will succeed Neal as CEO and executive director, and will be appointed as CEO designate and executive director from 1 March 2025, while continuing his CRO: SA region responsibilities.

Richard's appointment follows an independent, best practice, succession process overseen by the Board, during which a number of external and internal candidates with appropriate industry credentials and experience were critically assessed for the role.

Richard's appointment is testament to the quality and depth of leadership at Sibanye-Stillwater and the well-considered and effective Group succession planning processes.

Since joining the Group in 2014, Richard has been a key member of its senior leadership team, responsible for jointly charting and implementing the Group's strategy. Richard has held various Group executive leadership positions including Chief Regional Officer: Southern Africa from 31 May 2022, Chief Operating Officer from 1 December 2020 and prior to that, Executive Vice President: Business Development, during which time he contributed significantly to the successful value-accretive strategic growth into the PGM sector. For more about Richard, refer to https://www.sibanyestillwater.com/about-us/leadership/richard-stewart/.

Vincent Maphai, Chair of the Sibanye-Stillwater Board commented: "Neal has led the Sibanye-Stillwater Group since 2013, guiding the initial turnaround of the three mature, challenging gold mines that the Group inherited from Gold Fields. From the significantly more profitable and stable base that was established, he subsequently drove the strategic growth and diversification of the Group into what it is today - a multinational mining and metals processing company with a diverse portfolio of operations, projects and investments across five continents. "

"I, along with many of my fellow Board members, have travelled this incredible journey with Neal and I know that my admiration for Neal's strategic leadership and moral candour during his tenure and gratitude for his unwavering commitment is shared by all. I am sure that these sentiments are echoed throughout Sibanye-Stillwater, where Neal's inspirational and values-based leadership in the role he defined as "Chief Enabling Officer" will be sorely missed.

Neal leaves a business which is in good health, financially and operationally, with a clear and consistent strategy. We welcome Richard's appointment and are confident that this internal succession will ensure continuity and a seamless leadership transition, allowing Richard and the Sibanye-Stillwater leadership team to take the Group to new heights and continued creation of shared value for all stakeholders."

"Neal leaves behind a proud legacy at Sibanye-Stillwater and in the South African mining industry, which is testament to his strategic vision and inspirational leadership. As Neal expressed to me, while he has the same enthusiasm for what he does, and has lost none of his drive, he now wishes to spend more of his time with his family and loved ones and on his many interests. Neal's legacy extends far beyond his role at Sibanye-Stillwater and he is highly regarded as a thought leader globally. His prominent roles as Chairman of the World Gold Council and co-leading the Crime and Corruption workstream for business in South Africa, amongst other high-level engagements, suggest that he will contribute to the advancement of the global minerals industry in various ways in future."

"On behalf of the Board and the over 70,000 Sibanye-Stillwater colleagues, we wish Neal a long and happy retirement."

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.